

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 5, 2008

Mr. Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Dr., Suite 206
Salt Lake City, UT 84106

> **Re:** **FX Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 0-25386**

Dear Mr. Newton:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

Fences Area: Structural Traps, page 7

1.   We note the descriptions of your five commercial wells including the Winna Gora and Roszkow-1 wells. Please submit to us the petroleum engineering reports – in hard copy and electronic spreadsheet format - you used as the basis for your 2007 Polish proved reserve disclosures. The report should include:

a) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

b) Individual income forecasts for each property/well as well as the itemized well costs ("AFE") for each proved undeveloped project;

c) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) and narratives for each of these properties.

d) Hindsight analysis of the negative revision to the Wilga well's 2007 proved reserves as well as a discussion of your provisions to avoid similar future revisions;

e) Discussion of the access to natural gas markets for those properties without gas sales connections.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Kutno Concession Area, page 8

2.   We note your statement, "With expected porosity of between 5% and 15%, the structure has a calculated potential gross volume of up to 19 trillion cubic feet." Please remove this and similar presentations of hydrocarbon volumes other than proved reserves.

Properties, page 17

Production, Transportation and Marketing

3.   We note your disclosure of average daily net production figures and your footnote (1) that states "Average daily net production amounts shown are calculated based on days of actual production." Without the actual production days, the annual production figures are not available. Please expand this to disclose also the annual production per SEC Industry Guide 2, paragraph 3.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief